Exhibit 12.1

PG&E CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net Income	$828	$830	$858	$1,113	$1,234
Income tax provision	268	237	440	547	460
Fixed charges	1,012	931	919	850	877
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(16)	(15)	(17)	(16)	(16)

Total Earnings	$2,092	$1,983	$2,200	$2,494	$2,555

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$942	$859	$846	$766	$798
Interest on capital leases	7	9	16	18	19
AFUDC debt	47	48	40	50	44
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	16	15	17	16	16

Total Fixed Charges	$1,012	$931	$919	$850	$877

Ratio of Earnings to Fixed Charges	2.07	2.13	2.39	2.93	2.91
Total Preferred Stock Dividends	—	—	—	—	—
Total Combined Fixed Charges and Preferred Stock Dividends	$1,012	$931	$919	$850	$877

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.07	2.13	2.39	2.93	2.91

Note:

For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities.